March 24, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

      Re: MILLENNIUM CAPITAL VENTURE HOLDINGS, INC.



      REGISTRATION STATEMENT on Form SB/2 Securities Act of 1933.

      File No. 333-104834

Ladies and Gentlemen:

Millennium Capital Venture Holdings Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its REGISTRATION STATEMENT on Form SB/2 pursuant to the Securities Act of 1933, (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on April 30, 2003 and amended and refilled on September 22, 2003, October 8, 2003, October 21, 2003 and amendment number four filed on January 26, 2004.

Pursuant to the Registration Statement, the Company was looking to register shares if its common stock for resale by certain selling shareholders and to register shares to be offered by the Company. On February 4, 2005, Mr. Andre St-Arnaud, Mr. Nil Lapointe, Mr. Mario Drolet and Mr. Bruno Desmarais resigned as Directors and Officers of Millennium Capital Venture Holdings Inc. Mr. Francis Mailhot was nominated and appointed as a Director and as President and CEO of Millennium Capital Venture Holdings Inc. The new Board of Directors determined that the Company would not complete any offering nor would it register the shares if its common stock for resale by certain selling shareholders. Accordingly the Board of Directors has determined not to re-file the Registration Statement at this time and request its withdrawal.

If you have any questions regarding the foregoing application for withdrawal, please contact Joseph I. Emas, Esq, counsel for the Company, at 1224 Washington Avenue, Miami Beach, Florida 33139 (305) 531-1174.

Sincerely,

/s/ Francis Mailhot
Francis Mailhot
Chief Executive Officer